UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


               QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935.

                For the quarterly period ended December 31, 2003


                                SCANA Corporation
-------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
-------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                Table of Contents

   Item
    No.                              Title                                Page
--------------------------------------------------------------------------------


     1    Organization Chart                                                 2

     2    Issuances and Renewals of Securities and Capital Contributions     3

     3    Associate Transactions                                             3

     4    Summary of Aggregate Investment                                    4

     5    Other Investments                                                  5

     6    Financial Statements and Exhibits                                  6



ITEM 1 - ORGANIZATION CHART

                     Name                      Energy                                          Percentage
                      of                          or           Date              State       of Voting
                  Reporting                 Gas - related       of                 of        Securities   Nature of
                   Company                     Company     Organization      Organization       Held      Business
-                  -------                     -------     ------------      ------------       ----      --------

SCANA Corporation (a)
   SCANA Resources, Inc.                      Energy     September 8, 1987    South Carolina     100%     Renders energy management
                                                                                                            services

   South Carolina Electric & Gas Company
(b)
      SC Coaltech No. 1 LP                    Energy     April 7, 2000        Delaware            40%     Production and sale of
                                                                                                            synthetic fuel
      Coaltech No. 1 LP                       Energy     March 7, 1997        Delaware            25%     Production and sale of
                                                                                                            synthetic fuel

   SCANA Energy Marketing, Inc.               Energy     June 30, 1987        South Carolina     100%      Markets electricity and
                                                                                                             natural gas

   ServiceCare, Inc.                          Energy     September 30, 1994   South Carolina     100%      Provides energy-related
                                                                                                             products and service
                                                                                                             contracts on home
                                                                                                             appliances

   Primesouth, Inc.                           Energy     August 25, 1986      South Carolina     100%      Engages in power plant
                                                                                                             management and
                                                                                                             maintenance services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc.          Energy     December 30, 1994    North Carolina     100%      Sells, installs and
                                                                                                             services compressed
                                                                                                             natural gas conversion
                                                                                                             equipment

      PSNC Blue Ridge Corporation             Energy     August 31, 1992      North Carolina     100%      Renders energy management
                                                                                                            services

     PSNC Cardinal Pipeline Company           Energy     December 1, 1995     North Carolina     100%      Transportation of natural
                                                                                                             gas

   SCG Pipeline, Inc.                         Energy     April 10, 2001       South Carolina     100%      Transportation of natural
                                                                                                             gas

   Cogen South LLC                            Energy     June 1, 1996         Delaware            50%      Operates boilers and
                                                                                                             turbines at a cogener-
                                                                                                             ation facility

   South Carolina Pipeline Corporation        Energy     September 9, 1977    South Carolina     100%      Transportation of natural
                                                                                                             gas

(a) The registered holding company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.




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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                           Principal    Issue              Person to    Collateral  Consideration
                                                           Amount of     or     Cost of  Whom Security  Given with     for Each
   Company Issuing Security      Type of Security Issued   Security    Renewal  Capital   Was Issued     Security      Security
   ------------------------      -----------------------   --------    -------  -------   ----------     --------      --------

    None




Company Contributing Capital                               Company Receiving Capital             Amount of Capital Contribution

South Carolina Electric & Gas Company                      SC Coaltech No. l LP                            $3,540,000
South Carolina Electric & Gas Company                      Coaltech No. l LP                                  $949,054

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

       Reporting Company     Associate Company        Types of Services       Direct Costs     Indirect      Cost of  Total Amount
      Rendering Services     Receiving Services            Rendered              Charged     Costs Charged   Capital     Billed
      ------------------     ------------------            --------              -------     -------------   -------     ------

SC  Coaltech No. 1 LP      South Carolina Electric    Synthetic Fuel Sales    $30,006,860           -            -      $30,006,860
                                & Gas Company
Coaltech No. 1 LP          South Carolina Electric    Synthetic Fuel Sales    $11,425,017           -            -      $11,425,017
                                & Gas Company

SCG Pipeline, Inc.       SCANA Energy Marketing, Inc. Transportation of Gas    $573,182             -            -         $573,182

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

           Associate Company             Reporting Company     Type of Services     Direct Costs    Indirect    Cost of Total Amount
           Rendering Services            Receiving Services        Rendered            Charged    Costs Charged  Capital   Billed
           ------------------            ------------------        --------            -------    -------------  -------   ------

 South Carolina Electric & Gas Company  SC Coaltech No.1 LP       Coal Sales         $30,680,992        -           -    $30,680,992
 South Carolina Electric & Gas Company  SC Coaltech No.1 LP      Fuel Handling         $2,433,673       -           -     $2,433,673
 South Carolina Electric & Gas Company   Coaltech No. 1 LP        Coal Sales         $12,695,166        -           -    $12,695,166
 South Carolina Electric & Gas Company   Coaltech No. 1 LP       Fuel Handling           $217,678       -           -      $217,678
  South Carolina Pipeline Corporation    SCG Pipeline, Inc. Preliminary Survey and
                                                                 Investigation
                                                              and operations             $83,435        -           -       $83,435




ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of December 31, 2003                $6,044,267 (A)          Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)
906,640                                   Line 2
         Greater of $50 million or line 2
$906,640     Line 3
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                                                -
             Energy-related business category 2                                                -
             Energy-related business category 3                                                -
             Energy-related business category 4                                                -
             Energy-related business category 5                                                -
             Energy-related business category 6 (B)                                        2,508
             Energy-related business category 7                                                -
             Energy-related business category 8                                                -
             Energy-related business category 9 (C)                                        28,751
             Energy-related business category 10                                               -
                 Total current aggregate investment
$31,259      Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                                  $875,381     Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                               -
         Gas-related business category 2                                               -
                 Total current aggregate investment                                               -
                                                                                      ----------------

(A) Includes common equity, preferred stock, long-term debt and current maturities and short-term borrowings.

(B) Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCG Pipeline, Inc.





ITEM 5 - OTHER INVESTMENTS
                 (Dollars in Thousands)

           Major line of energy-         Other investment in     Other investment in        Reason for difference
             related business             last U-9C-3 report     this U-9C-3 report          in Other Investment
             ----------------             ------------------     ------------------          -------------------

Energy-related business category 1
   SCANA Resources, Inc.                            $411                $497       Net loss of subsidiary and
                                                                                       transfer of advances to
                                                                                       SCANA Services, Inc.

   PSNC Blue Ridge Corporation                   $6,495               $6,463       Other comprehensive income (loss)
                                                                                       from derivatives and net
                                                                                       earnings of subsidiary.
Energy-related business category 3
   Clean Energy Enterprises, Inc.                   $399                $403       Net losses offset by advances
                                                                                       to subsidiary.
Energy-related business category 4
   ServiceCare, Inc.                                $343             $3,476        Net earnings of subsidiary and
                                                                                       transfer of advances to

                                                                                   SCANA Services, Inc.
Energy-related business category 5
   SCANA Energy Marketing, Inc.                 $59,781             $(4,727)       Other comprehensive income (loss)
                                                                                       from derivatives, net earnings
                                                                                       of subsidiary and transfer of
                                                                                       advances to SCANA
                                                                                       Services, Inc.

Energy-related business category 6
   Cogen South LLC                             $11,422              $10,578        Net earnings of investment,
                                                                                   offset
                                                                                       by distributions received.

Energy-related business category 7
   Primesouth, Inc.                            $16,410              $16,319        Net earnings of subsidiary,
                                                                                       offset by transfer of advances
                                                                                       to SCANA Services, Inc.

Energy-related business category 9
   PSNC Cardinal Pipeline Company              $16,320              $16,026        Net earnings of subsidiary, offset
                                                                                       by partial repayment of
                                                                                   advances.

   South Carolina Pipeline Corporation         $218,065            $211,151        Net earnings of subsidiary,
                                                                                       offset by transfer of advances
                                                                                       to SCANA Services, Inc.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit       A-1     SC Coaltech No. 1 LP Balance Sheet as of December 31, 2003 - filed under confidential treatment pursuant to Rule 104(b)
Exhibit       A-2     SC Coaltech No. 1 LP Income Statement for the Periods ended December 31, 2003-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       B-1     SCANA Resources, Inc. Balance Sheet as of December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       B-2     SCANA Resources, Inc. Income Statement for the Periods ended December 31, 2003-
                      filed under confidential treatment pursuant to Rule 104(b)
Exhibit       C-1     SCANA Energy Marketing, Inc. Balance Sheet as of December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       C-2     SCANA Energy Marketing, Inc. Income Statement for the Periods ended December 31,
                      2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       D-1     ServiceCare, Inc. Balance Sheet as of December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       D-2     ServiceCare, Inc. Income Statement for the Periods ended December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       E-1     Primesouth, Inc. Balance Sheet as of December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       E-2     Primesouth, Inc. Income Statement for the Periods ended December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       F-1     Clean Energy Enterprises, Inc. Balance Sheet as of December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       F-2     Clean Energy Enterprises, Inc. Income Statement for the Periods ended December 31,
                      2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       G-1     PSNC Blue Ridge Corporation Balance Sheet as of December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit               G-2 PSNC Blue Ridge Corporation Income Statement for the
                      Periods ended December 31, 2003-filed under confidential
                      treatment pursuant to Rule 104(b)
Exhibit       H-1     SCG Pipeline, Inc. Balance Sheet as of December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       H-2     SCG Pipeline, Inc. Income Statement for the Periods ended December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       I-1     Coaltech No. 1 LP Balance Sheet as of December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       I-2     Coaltech No. 1 LP Income Statement for the Periods ended December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit       J-1     Cogen  South LLC Balance Sheet as of December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit               J-2 Cogen South LLC Income Statement for the Periods ended
                      December 31, 2003-filed under confidential treatment
                      pursuant to Rule 104(b)
Exhibit       K-1     PSNC Cardinal Pipeline Company Balance Sheet as of December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)
Exhibit               K-2 PSNC Cardinal Pipeline Company Income Statement for
                      the Periods ended December 31, 2003-filed under
                      confidential treatment pursuant to Rule 104(b)
Exhibit               L-1 South Carolina Pipeline Corporation Balance Sheet as
                      of December 31, 2003-filed under confidential treatment
                      pursuant to Rule 104(b)

Exhibit L-2 South Carolina Pipeline Corporation Income Statement for the Periods ended December 31, 2003-filed under confidential treatment pursuant to Rule 104(b)


EXHIBITS
Exhibit       M       Certificate of SCANA Corporation



                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 26th day of February 2004.



                                     SCANA Corporation
                                 Registered holding company





                               By:  s/James E. Swan, IV
                                    ---------------------------------------

                                    James E. Swan, IV
                                    ------------------------------------------
                                           (Name)

                                         Controller
                                         (Title)

                               February 26, 2004
                                         (Date)

                                                                   Exhibit M



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended September 30, 2003, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





February 26, 2004               By:         s/James E. Swan, IV
                                   -------------------------------------------
                                   James E. Swan, IV
                                   Controller
                                   (principal accounting officer)